
Mail Stop 3233

December 15, 2017

Via E-mail
Yuen Yung
Director and Chief Executive Officer
Multi-Income Housing REIT, Inc.
9050 N. Capital of Texas Highway
Suite 320
Austin, TX 78759

   Re: Multi-Income Housing REIT, Inc.
     Offering Statement on Form 1-A
     Filed November 17, 2017
     File No. 024-10764

Dear Mr. Yung:

   We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are a real estate limited liability company and that you have not yet identified any properties to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a blind-pool offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. For example only, please provide the disclosure in accordance with Item 4 of Guide 5 and include prior performance tables, as applicable. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06, Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

2.   We note that you may conduct the share repurchase program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

4.   Please revise to include the disclosures required by Items 12 and 13 of Form S-11.

5.   Please amend your filing to include your financial statements as specified in Part F/S of Form 1-A.

Cover Page of Offering Circular

6.   Please revise to provide all of the disclosure required by Item 501(b)(8) of Regulation S-K. For example, please clarify who will be selling the shares.

7.   We note your disclosure that you "intend to permit investors to purchase additional shares in increments of, at minimum, 10 shares or $100, each month subsequent to the initial investment." Please revise to clarify whether such additional purchases will be shares in this offering.

8.   We note your disclosure on page 19 that shares will be sold at $10 for the first 12 months, and thereafter will be priced at the greater of NAV per share or $10. We also note similar disclosure in the Plan of Distribution section. Please reconcile this statement with your disclosure on the cover page that the offering will be for 12 months.

9.   Please add summary risk factor and risk factor disclosure that there is no limit on the amount of leverage you may incur if true. Please revise other disclosure as appropriate. For example, please revise your disclosure on page 62.

10.   We note, in the 13th bullet point, you state that you "may attempt to effectuate a liquidity event within approximately ten years." However, on page 62, you reference five years. Please revise as appropriate to reconcile your disclosure.

Will I have the opportunity to redeem …?, page 10

11.   We note your disclosure that you will sell shares at NAV per share or $10, whichever is greater. Please clarify if your redemption plan is subject to the same restrictions. Also, we note on page 11 that you state that shares will be redeemed up to 1.25% per quarter; however, on page 78, you indicate that shares will only be redeemed annually. Please reconcile this disclosure.

Management Compensation, page 16

12.   Please revise to clarify what measure the management fee, operating expense fee, and property management fee are based on (i.e. state what each of these fees is 1% of).

Borrowing and Leverage Policy, page 18

13.   Please define "LTV."

Risk Factors, page 21

Our ability to implement our investment strategy …, page 24

14.   Please define "RIA."

Management, page 51

15.   Please ensure that you provide all of the disclosure required by Item 401 of Regulation S-K, including disclosure regarding all of your directors as required by Item 401(e) of Regulation S-K.

Support Agreement, page 56

16.   We note the last two sentences of the paragraph appear to be inconsistent. Please revise to clearly state who will be responsible for compensating the sponsor pursuant to the support agreement. Please state whether this amount will be paid by the manager out of the management fee or whether this amount will be reimbursed by you to the manager in addition to the management fee.

Conflicts of Interest …, page 58

17.   We note that your sponsor has and may operate other programs. Please clarify whether there are currently any other programs in operation that may directly compete with you for properties. Additionally, please disclose whether any of these programs are currently offering securities and may compete with you for potential investors.

Prior Performance Summary, page 68

18.   Please clarify whether the properties presented represent programs and how you determined that these were the appropriate programs to present in accordance with Guide 5.

Part III

19.   Please provide an exhibit index and a description of the exhibits in accordance with Items 16 and 17 of Form 1-A. Additionally, please ensure that you file all required exhibits.

20.   We note that your cover page discloses that funds will be held in an escrow account at Chase Bank. Please file the escrow agreement in accordance with Item 17(8) of Form 1-A or advise.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact William Demarest at (202)551-3432 or Kevin Woody, Accounting Branch Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

                                            Sincerely,

                                            /s/ Tom Kluck

                                            Tom Kluck
                                            Legal Branch Chief
                                            Office of Real Estate and
                                            Commodities

cc: Terrence Griffiths, Esq. (*via e-mail*)